

June 10, 2014

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

Re: **Macy's, Inc.**
  Form 10-K
  Filed April 2, 2014
  Response dated June 4, 2014
  File No. 001-13536

Dear Mr. Broderick:

We have reviewed your response dated June 4, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note your response to the fourth bullet point of comment 1 from our letter dated May 29, 2014. We will not object to your presentation of comparable sales growth including the impact of growth in comparable sales of departments licensed to third parties, as seen on page 16 of your Form 10-K and in your annual and interim earnings releases, provided that each time you present this metric you include a footnote to this metric clearly stating that commissions from departments licensed to third parties are immaterial or quantifying commission revenue. We believe it is important to provide your investors with a balanced discussion of the metrics you present. Such a balanced discussion should clearly correlate the metric presented to its impact on your results of operations. We

Dennis J. Broderick
Macy's Inc.
June 10, 2014
Page 2

believe this provides important context necessary for your investors to understand the metric. Please confirm to us that if you present this metric in future periodic reports or earnings releases, you will include the requested disclosure as a footnote to this metric.

You may contact me at (202) 551-3737 if you have questions regarding our comments or any other questions. In my absence, you may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Chris Jalovec, Macy's, Inc.
        Mark Betzen, Jones Day